ICOX INNOVATIONS INC.

4101 Redwood Ave., Building F

Los Angeles, CA 90066

Tel: (424) 570-9446

May 16, 2018

via edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

USA

Attention:	Jan Woo Legal Branch Chief Office of Information Technologies and Services

Dear Sirs:

Re:	ICOX Innovations, Inc. (the “Company”)
Registration Statement on Form S-1
Filed April 5, 2018
File No. 333-224161

We write in response to your letter of May 4, 2018 to Michael Blum, Chief Financial Officer of the Company, with respect to Form S-1 filed by the Company on April 5, 2018. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of May 4, 2018.

General

1.	We note you are in part registering the resale of shares of common stock whose issuance is contingent on receiving conditional approval for the listing of your common stock on a Canadian stock exchange. As the shares of common stock underlying the subscription receipts were not outstanding as of the date that the registration statement was filed, please provide us an analysis as to why you believe that these shares can be registered at this time. For guidance, refer to Question 139.06 of our Compliance and Disclosure Interpretations of Securities Act Sections.

We acknowledge that the shares of common stock underlying the subscription receipts were not outstanding as of the date the registration statement was filed and reviewed the guidance provided by Question 139.06. However, we respectively submit that the registration of such shares is within the guidance provided by Question 139.11 of Compliance and Disclosure Interpretations of Securities Act Sections (“Question 139.11”).

Answer to Question 139.11 provides, in part,

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008] (emphasis added).

Accordingly, even though the shares of common stock underlying the subscription receipts were not outstanding as of the date the registration statement was filed, the relevant question is whether the Company has completed the sale of the subscription receipts, not the underlying shares of common stock.

On March 12 and 19, 2018, the Company completed private placements of an aggregate of 9,113,659 subscription receipts at a price of $0.60 per subscription receipt for aggregate gross proceeds of $5,468,195.40. In the event of the satisfaction of the escrow release condition (as described below), each subscription receipt will automatically convert into one share of the Company’s common stock, for no additional consideration. The subscription amounts will be held by an escrow agent until the escrow release condition is satisfied or the escrow deadline occurs. The escrow release condition is the receipt by the Company of conditional approval for the listing of the shares of the Company’s common stock on a Canadian stock exchange. In the event that the escrow release condition is satisfied prior to 5:00 p.m. (Vancouver time) on May 31, 2018, the Company will deliver a notice to the escrow agent confirming the escrow release condition has been satisfied. Upon receipt of the notice, the escrow agent will, as soon as practicable thereafter, release the subscription amounts to the Company and each subscription receipt will automatically convert into one share of the Company’s common stock without payment of any additional consideration. If the escrow release condition is not satisfied by 5:00 p.m. (Vancouver time) on May 31, 2018 or if the Company delivers a written default notice to the escrow agent that the escrow release condition will not be satisfied by that time, the subscription receipts will expire and be of no further force and effect, effective as of the earlier of (i) 5:00 p.m. (Vancouver time) on May 31, 2018 and (ii) the date of the receipt of the default notice, and the subscribers will be entitled to receive from the escrow agent a refund of the subscription amounts held in escrow, without interest and less applicable expenses.

In this case, the Company has completed the sale of the convertible securities (i.e. subscription receipts) and the subscribers were at the market risk at the time of filing of the Form S-1. The subscribers were irrevocably bound to purchase and have purchased a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio. And the escrow release condition is not within the subscribers’ control and the subscribers cannot cause the escrow release condition not to be satisfied.

2.	Please disclose the terms of the conditional approval for the listing of the shares of the common stock on a Canadian stock exchange.

The Company has applied to have its shares of common stock listed on the TSX Venture Exchange, but the Company has not received conditional approval for the listing of the shares of the common stock yet. Accordingly, there are no terms of the conditional approval to disclose yet.

3.	You state that you “may” accept tokens or coins as payment for your services. It appears, however, that you will accept such form of payment pursuant to your business services agreement with WENN Digital Inc. In this regard, we note your disclosure that you have earned 20,000,000 “Platform tokens or coins.” Please provide a detailed analysis explaining whether you believe these tokens or coins should be registered or exempt from registration under the Securities Act of 1933.

The Company stated that it “may” accept tokens or coins because it is not the case that the Company will always accept tokens and coins. For example, if there is a risk that the Company can become an investment company, as described in response #4, the Company may decide not to accept tokens or coins.

The Company understands that the offer and sale of 20,000,000 Platform tokens or coins (the “Tokens”) is intended to be exempt from registration under the Securities Act of 1933 (the “Securities Act”) by virtue of the exemptions from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereunder. In particular, the Company has been informed that WENN Digital Inc. considered the following facts in making such determination:

●	Availability of Information. The Company is one of the original sponsors and founding members of WENN Digital Inc. and the Tokens, and has taken part in every stage of the development thereof to date. As a result, the Company had unfettered access to all information relating to WENN Digital Inc. and the Tokens at the time of its entry into the business services agreement and related amendment with WENN Digital Inc.

●	Offeree Qualification. Given the Company is a services and development business that provides a turnkey set of services for companies to develop and integrate blockchain and cryptocurrency technologies into their business operations and the financial and technological sophistication of its management team, WENN Digital Inc. determined that the Company had (1) the sophistication and the ability to understand the risk of an investment in the Tokens, (2) the ability to assume the risk of the investment, particularly given that the Tokens were issued for services and not cash, and (3) a qualifying relationship to WENN Digital Inc. (i.e., a pre-existing business relationship).

●	Manner of Offering. The offering of the Tokens by WENN Digital Inc. to the Company were conducted through direct communications (through a pre-existing business relationship) and did not involve any general advertising and mass media.

●	Absence of Redistribution. The Company has agreed with WENN Digital Inc. that the Tokens may not be sold, offered for sale, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of by it in any manner that would require the WENN Digital Inc. to register them under the Securities Act.

4.	To the extent that you believe that the tokens or coins are securities and should be registered under the Securities Act of 1933, please disclose how you will ensure that you are not deemed an investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act of 1940. Expand your disclosure to briefly discuss the nature and impact of that provision of the Investment Company Act. We note your disclosure in the first risk factor on page 9 that you believe you “will conduct [y]our business in a manner that does not result in [you] being characterized as an investment company . . . or a broker- dealer.” With regard to the latter, we also note your disclaimers on pages 48 and 49.

We have revised the Form S-1 to include the following section after the section entitled “Description of Business - Government Regulation”.

Investment Company Act of 1940 Considerations

We intend to conduct our operations so that we do not fall within, or are excluded from the definition of an “investment company” under the Investment Company Act of 1940.

Under Section 3(a)(1)(A) of the Investment Company Act of 1940, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. We believe that we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act of 1940 because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, our new business is a services and development business that provides a turnkey set of services for companies to develop and integrate blockchain and cryptocurrency technologies into their business operations.

Under Section 3(a)(1)(C) of the Investment Company Act of 1940, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of our company’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” We intend to monitor our holdings and conduct operations so that on an unconsolidated basis we will comply with the 40% test. Nevertheless, because we may accept tokens, coins or equity in payment for our services, to the extent permitted under applicable law, we may acquire “investment securities” having a value exceeding 40% of the value of our company’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. In that case, we intend to rely on a safe harbor exemption from the Investment Company Act of 1940 for so-called “transient investment companies.”

Consistent with the “transient investment company” safe harbor, we will have to reduce our holdings of “investment securities to not more than 40% of our total assets as soon as is reasonably possible and in any event within one year from the earlier of (i) the date on which we own securities and/or cash having a value exceeding 50% of the value of our company’s total assets on either a consolidated or unconsolidated basis or (ii) the date on which we own or propose to acquire “investment securities” having a value exceeding 40% of the value of our company’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. This reduction could be attempted in a number of ways, including the disposition of securities and the acquisition of other assets that would not constitute investment securities for purposes of the Investment Company Act of 1940. If we are required to sell securities, we may sell them sooner than we otherwise would, the sales may be at depressed prices, and we may never realize anticipated benefits from, or may incur losses on, those investments. We may not be able to sell some investments due to contractual or legal restrictions or the inability to locate a suitable buyer. We may also incur tax liabilities when we sell our assets. If we decide to try to acquire additional assets that would not constitute investment securities, we may not be able to identify and acquire suitable assets. If these steps do not achieve a sufficient reduction in our holdings of investment securities within the prescribed period, we will be forced to liquidate some of our securities holdings and invest the proceeds in U.S. government securities and cash items, with a potential loss.

Because we can rely on the “transient investment company” safe harbor only once during any three-year period, we may not accept tokens, coins or equity in payment for our services during the period that this safe harbor is not available.

If we become obligated to register our company as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act of 1940 imposing, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register our company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material adverse effect on us.

Prospectus Cover Page

5.	You disclose that selling stockholders will sell their securities at fixed prices, prevailing market prices, varying prices, or negotiated prices. We note, however, that there currently is no existing market for your common stock. Please disclose the fixed price at which the selling stockholders are offering their securities pursuant to Item 501(b)(3) of Regulation S-K.

We have revised the Form S-1 to revise that sentence in the prospectus cover page and in the section entitled “Plan of Distribution” as follows:

The selling stockholders may sell all or a portion of the shares being offered pursuant to this prospectus at a fixed price of $0.60 per share until shares of our common stock are quoted on the OTC Markets Group’s OTCQB or OTCQX or listed on a Canadian stock exchange or any other stock exchange, and thereafter at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

Prospectus Summary, page 3

6.	We note that you use the terms “cryptocurrency” and “digital asset.” Please clarify that not all digital assets qualify as a currency and may be securities or other types of assets. In this regard, we note your disclosure in the first risk factor on page 8.

We have revised the prospectus summary and risk factor in the Form S-1.

Risk Factors, page 4

7.	Your disclosure on page 60 indicates that Mr. Blum serves as an officer of Hedgeye Risk Management, Seven7, LLC, and Asia Leisure Capital SA. In a risk factor, please disclose the number of hours per week that he devotes to your operations. Also address the limitations on the time and attention that he is able to devote to the company, any potential conflicts of interest faced by him as a result of such activity, and any procedures for addressing potential conflicts of interest.

We have added this risk factor in the Form S-1.

General Cryptocurrency Risks

“Regulatory changes or actions may alter the nature of an investment in us . . . ,” page 5

8.	You state that you “do not participate in ICOs.” Please qualify this statement by explaining that you may receive a portion of the tokens or coins issued by your customers in initial coin offerings as payment for your services, as disclosed on page 47. Please also disclose this information in the prospectus summary.

We have revised the prospectus summary and risk factor in the Form S-1.

Risks Related to Our Business

“We are currently dependent on one client,” page 11

9.	We note that the one client from which you derived all your revenue in fiscal year 2017 was WENN Digital Inc., a related party. Please clarify that you are dependent on transactions with related parties here and in the prospectus summary.

We have revised the prospectus summary and risk factor in the Form S-1.

Description of Business, page 47

10.	Please provide a more detailed discussion of your business plans to provide services for initial coin offerings. Discuss the material costs that you expect to incur, known operational risks and challenges, and the timing of when you will be able to provide all of the services described in the prospectus. We note that as of April 5, 2018, the company had no employees.

We have revised the Form S-1 to include a section entitled “Business Objectives and Milestones” after the section entitled “Description of Business - Overview”.

Initial Coin Offerings and Cryptocurrency, page 47

11.	Please identify the regulated exchanges to which you refer and on which you intend to trade the cryptocurrencies that you will hold. Clarify whether you are referring to trading platforms that are registered as national securities exchanges or alternative trading systems under Section 6 and Section 15 of the Exchange Act, respectively.

The Company does not currently hold any cryptocurrencies. The Company expects the first cryptocurrency it will hold to be KodakCoin. However, since the current KodakCoin offering is structured in form of a Simple Agreement for Future Tokens (“SAFT”), it may be some time until KodakCoins are issued to the Company. KodakOne has announced that it plans to list KodakCoin on the tZERO exchange. The Company expects that this would be the exchange on which it would sell KodakCoin in the future.

Given the status of regulated trading exchanges worldwide is evolving, it is premature to name the exchanges (which will depend on the cryptocurrencies that we will hold in the future) or clarify the type of exchanges, other than saying that the Company intends to sell any cryptocurrencies via regulated trading exchanges, to the extent permitted under applicable law.

Corporate Governance

Director Independence, page 68

12.	You disclose that Mr. Chell qualifies as an independent director pursuant to the definition of independence under the Nasdaq corporate governance rules. We note, however, that Mr. Chell served as your president and chief executive officer until October 15, 2017, holds 18.7% of your issued and outstanding shares of common stock, and serves as an officer of Business Instincts Group Inc. and WENN Digital Inc. In light of these circumstances, please provide the basis for your determination that Mr. Chell is an independent director. Your response should include an explanation of his role as “Chairman” of your company and, despite the “non-executive” qualification, whether such role involves performing policy making functions. Refer to Rule 3b-7 of the Exchange Act. To the extent Mr. Chell is not an independent director, please add a risk factor that addresses the risk that is inherent in 75% of your board being non- independent.

We have revised the Form S-1 to remove the reference to Mr. Chell being independent and add a risk factor that addresses the risk that is inherent in 75% of our board being non-independent.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

ICOX INNOVATIONS, INC.

/s/ Michael Blum
Michael Blum
Chief Financial Officer